

Adirondack Small Cap Fund (ADKSX)

Data as of February 28, 2011

Key Fund Facts

Ticker	**ADKSX**
Inception Date	**April 6, 2005**
Fund Assets	**$53.8 M**
Number of Holdings	**79**
Cusip	**00688P103**
NAV	**$16.11**
Investment Style	**Small Value**

Expenses

Expense Ratio (Includes waivers)	**1.49%**
12b-1 Distribution Fees	**None**
Sales Load	**None**
Redemption Fees (On shares held for less than 30 days)	**1.00%**

Investment Minimums

Regular Account.................. $3,000
Automatic Reinvestment..........$50
IRA Account........................ $1,000

Fund Managers	Start Date
Matthew P. Reiner	**04/06/2005**
Gregory Roeder	**04/06/2005**

Top Ten Holdings (& of net assets)

NCR Corp 2.0%
Journal Communications, Inc ..2.0%
DDI Corp 1.9%
Coca-Cola Bottling Co 1.9%
Verigy Ltd. 1.9%
Sanmina-SCI Corp 1.9%
Presidential Life Corp 1.8%
Abitibibowater Inc 1.8%
Matrix Service Company 1.7%
Smart Balance Inc 1.7%
Total % of portfolio..................18.5%

Investment Philosophy

At the Adirondack Small Cap Fund (ADKSX), we incorporate independent thinking, patience, and strict value criteria to choose companies as investments in the Fund. We use a "middle-down" research approach which identifies attractive industries for investment, eventually paring down to the few companies in those industries that make attractive additions to the Fund.

Generally, we look for certain characteristics:

Companies that are out of favor: These are companies not followed by "Wall Street" or industries that are in transition.

Companies in sectors with encouraging trends: These may be companies where balance sheets are improving and cash flows are strengthening.

Companies with improving competitive positions: These could be companies with exciting new products or decreased competitive pressures.

Companies that manage assets wisely: These are companies that have a history of smart acquisitions, sensible share buybacks, debt reduction, or have insiders buying shares along with us.

Performance Summary (as of February 28, 2011)

	YTD Return	One Year Return	3 Year Return Annualized	5 Year Return Annualized	Annualized Return Inception*
Adirondack SmallCap Fund (ADKSX)	4.8%	32.5%	14.8%	8.1%	10.6%
Russell 2000® Value Index	5.1%	28.7%	6.8%	2.9%	5.3%
SmallCap Value Peer Group**	5.2%	29.4%	7.7%	3.3%	N/A

* Inception date 4/6/2005
** According to Lipper Research

The Fund commenced operation on April 6, 2005. This data reflects past performance. Total return measures aggregate change. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on distributions or redemptions. Please consider the investment objectives, risks, charges and expenses of The Adirondack Small Cap Fund before investing. For a prospectus containing details on risks, fees and expenses, please call 1-888-686-2729. Read it carefully before you invest. Current performance may be lower or higher than the performance data quoted.

Adirondack Research & Management, Inc.
2390 Western Avenue (CMFox Building)
Guilderland, NY 12084
www.adirondackfunds.com • 1-518-690-0470

Adirondack
SMALL CAP FUND